Trio Petroleum Corp.

23823 Malibu Road, Suite 304

Malibu, CA 90265

April 10, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Re:	Trio Petroleum Corp.
Registration Statement on Form S-3
Initially Filed April 3, 2026
File No. 333-294870

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trio Petroleum Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 so that it will become effective at 4:00 p.m. ET on Monday, April 13, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Robin Ross
Robin Ross, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP